

9311 San Pedro Avenue, Suite 1400
San Antonio, Texas 78216
210-737-1042

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders
of ANICO Financial Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying Certification of Exclusion From Membership (Form SIPC-3) for the year ended December 31, 2024. Management of ANICO Financial Services, Inc. (the Company) is responsible for its Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under the applicable instructions on Form SIPC-3..

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2024, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024, to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part Ill, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024, to supporting schedules and working papers noting no differences, and

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2024, and in the related schedules and working papers noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the requirements for exclusion from membership in SIPC under the applicable instructions on Form SIPC-3 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Weaver and Tidwell, L.L.P.

The Directors and Stockholders
of ANICO Financial Services, Inc.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

San Antonio, Texas
February 27, 2025

ANICO Financial Services, Inc.

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2024.

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$0	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sale of variable annuities
$937,705	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$937,705	**Total Revenues**

SECURITIES INVESTOR PROTECTION CORPORATION

Certification of Exclusion from Membership

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA")

8-68938	DEA: FINRA	2024	Dec

ANICO FINANCIAL SERVICES INC
ONE MOODY PLAZA STE 1463
GALVESTON, TX 77550
UNITED STATES

The above broker-dealer certifies that during the fiscal year ending 12/31/2024

(check appropriate boxes):

☐ (i) Its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;

(ii) Its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☑ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) It is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessment thereafter required under section 78ddd(c) of SIPA.

☑ By checking this box, you certify that you have the authority of the broker-dealer to sign this form; that all information in this form is true and complete; and that on behalf of the broker-dealer, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy.

ANICO FINANCIAL SERVICES INC	Brian Harrison
(Name of Broker-Dealer)	(Authorized Signatory)
1/8/2024	Variable Products Senior Compliance S
(Date)	(Title)
	409-766-6475
	(Phone No.)

Completion of the "Authorized Signatory" line will be deemed a signature. Retain a copy of this completed form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

This form is due 30 days after the beginning of the fiscal year.